FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ ]

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
Date: 30th September, 2004
/s/ Efstratios-Georgios (Takis) Arapoglou (Registrant) Efstratios-Georgios (Takis) Arapoglou Chairman - Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

At its meeting of 28 September 2004, the Board of Directors of National Bank of Greece approved the following:

•	The purchase of 9,898,000 National Investment Company SA shares currently owned by the Greek Postal Savings Bank on the basis of a pre-agreed transaction to be carried out on 30 September 2004. These shares represent 10% of the company’s share capital. Following the transaction, National Bank’s holding in the company will stand at 46.4%.

•	The issue, via a special purpose subsidiary, of hybrid TierI notes with a view to strengthening and diversifying the composition of the Group’s regulatory capital. The first tranche, will amount to approximately €400 million. The issue is taking place following a decision of the Central Bank to raise the proportion of hybrid capital in banks’ Tier I regulatory capital from 15% to 30%.

Athens, 28 September 2004

NATIONAL BANK OF GREECE

PRESS RELEASE

INTERNATIONAL ACTIVITIES OF NATIONAL BANK OF GREECE

The international activities of National Bank of Greece constitute an integral part of its dynamic, prospects and profitability. With its focus on retail banking, and already in a leading position in the Balkan markets, the NBG Group is launching a set of initiatives to strengthen its frontline role in the broader region. At the same time, the Group is seeking to reduce costs by taking a number of specific steps to rationalize its international network.

Below is an outline of the actions that the Bank will pursue in this context:

In Romania, the network of NBG’s subsidiary Banca Romaneasca, initially comprising 25 units, is already being enhanced through the opening of 15 new units. As a result, with a network of 40 units in total, the entire country will be covered by early 2005, with the focus on Bucharest. In the near future, Banca Romaneasca will launch a new aggressive policy vis-à-vis loans to individuals so as to achieve rapid growth in consumer/mortgage loans and credit cards and thus boost market share. Similarly, it will maintain a focus on lending to SMEs, an area where rapid progress has been posted, with the loan balance up 75% on the previous year.

In Serbia, the number of NBG branches will double in 2005, reaching 30 units. As a result, the bank will have laid the foundations for substantial growth in operations across all sectors and covering the entire country.

The 15-branch network already in place has achieved rapid growth in business, with mortgage and consumer lending in the lead. The Bank has secured, within just 5 months, a 16% market share in new mortgage and consumer loan disbursements, thus exceeding the management’s initial targets.

In Bulgaria, NBG’s subsidiary United Bulgarian Bank (UBB) is due to issue the first co-branded credit card in the country, in cooperation with Globul, a subsidiary of the OTE Group.

A range of products and services was recently launched, including the first international credit card in the country (50,000 cards issued to date), and a “Phone Loan”. UBB is the country’s first bank to introduce in cooperation with retailers a 1-hour approval of consumer loans while implementing advanced sales techniques such as telemarketing. These developments were accompanied by the implementation of credit scoring models.

In retail banking, UBB has presented impressive growth by increasing its lending to individuals by 100% y-o-y, and its market share to 15% compared with 4% in 2001. In the same 12-month period, the bank’s business lending grew by 22.4%.

In FYROM, NBG’s subsidiary Stopanska Banka, the largest bank in the country with a 50-unit network, has entered a new phase of growth and profitability following a successful clean-up of its portfolio and the implementation of modern organizational and computer systems.

Again, retail banking is the leading component of the Bank’s business growth in FYROM, as new products and services have been introduced, including the first international credit card in the country (25,000 cards to date), and the “Phone Loan”. It should be pointed out that Stopanska is the first bank in the country to adopt modern sales techniques such as telemarketing. Notably, retail banking operations have doubled y-o-y, while no less than 1 out of 2 new mortgage and consumer loans in the country were granted by Stopanska.

In Albania, the 5-unit network of National Bank of Greece, soon to increase to 7, has shown significant growth, especially in the field of retail banking, where the bank’s market share has already reached 11% and looks set to continue northwards. The Bank is also promoting new retail banking products with a view to meeting all the respective requirements of its clientele.

Furthermore, as part of its drive to rationalize its international presence and maximize performance, the Bank will implement a decision taken by its Board of Directors regarding the discontinuation of operations at its Paris, Frankfurt and Amsterdam branches. London will remain the spearhead of the Group’s activities in Western Europe, focusing on wholesale and private banking.

With this move, the Bank aims to reduce its Western European operating costs by more than €11 million on an annual basis. The operations of the branches to be closed and the vast majority of the respective revenues will be transferred, in the main, to other units of the Group.

It goes without saying that the Bank will make every effort to ensure the smooth transfer of these branches’ operations to other units of the Group or to other banks of our clients’ choice, in line with all legal and regulatory obligations.

Athens, 28 September 2004